UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated March 15, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: March 15, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL TO COMMENCE DRILLING AT ARROYO VERDE PROJECT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the mobilization of a reverse circulation (RC) drill rig to carry out a 3,500 meter drill program on its Arroyo Verde property located in northeastern Chubut province, Patagonia, Argentina. This drill program is planned to test two of the three major targets defined by extensive geophysical IP surveys, trenching and drilling.

The three distinct targets are: 1) a series of low to medium sulphidation banded epithermal veins exposed within the outcropping Main Dome, a one square kilometer silicified, altered rhyolite dome; 2) a four by five kilometer rhyolite dome complex south of and adjacent to the outcropping rhyolite dome and 3) the Refugio-Porvenir area a large high chargeability low resistivity anomaly 12 kilometers south of the main rhyolite dome.

The Refugio-Porvenir target will be drilled first with at least two vertical RC holes up to 300 meters deep. This target is four kilometers by two kilometers in size featuring a strong chargeability anomaly indicating a sulphide system beneath younger volcanic cover. With the associated classic alteration halos and well defined anomalous lead-zinc-silver-barium-molybdenum geochemistry, this area is interpreted to be either a large porphyry style mineralized body or a sulphide rich breccia system possibly similar to the recent Navidad discovery 300 kilometers to the west.

The second target to be drilled will be the South Dome Anomaly, a large 2 kilometer by 1.5 kilometer IP anomaly characterized by both high chargeability and high resistivity and located just 200 meters south of the Main Dome under shallow gravel cover. An estimated 25 RC drill holes in a series of fences are planned to identify the distribution of mineralization associated with the veined and altered rhyolite dome environment identified in hole PO-49 of the Phase I drill program at Arroyo Verde in 2005. This geophysical target has the same characteristics as the anomaly associated with the Principal Vein in the exposed rhyolite Main Dome, only it is very much larger.

Additionally, Portal plans to carry out further drilling on the Principal Vein, 100 to 125 meters below previous drilling upon the availability of a combined RC and diamond drill rig, anticipated to begin in May of this year. Previous drilling has defined an epithermal vein to a depth of 100 to 150 meters over a strike length of 600 meters, which can also be traced on surface for an additional 200 meters. Widths vary from one to four meters, averaging 2 meters at a grade of 13 g/t gold equivalent (calculated using a 60:1 gold-silver ratio).

Portal is very excited to begin the Phase II drill program at Arroyo Verde testing several large, previously unexplored anomalous zones with excellent potential for significant discoveries.

The 100 percent owned Arroyo Verde project consists of 40,000 ha (155 square miles) and is amenable to year round exploration due to excellent access and infrastructure.

All work on the project is under the direction of Mr. Gary Nordin P.Geo. British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.